ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

August 28, 2015	Dylan W. Sherwood
T +1 212 841 5708
F +1 646 728 1536
dylan.sherwood@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Ashley Vroman-Lee

Re:                             PNC Funds (the “Trust”) (Registration Nos. 811-04416 and 033-00488)

Responses to Comments on Post-Effective Amendment No. 109

Dear Ms. Vroman-Lee:

This letter is being filed to respond to the comments you provided to me telephonically on July 28, 2015, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 109 to its registration statement.  PEA No. 109 was filed pursuant to Rule 485(a) under the Securities Act on Form N-1A on July 1, 2015 and is designated to become effective on August 30, 2015.  The purpose of PEA No. 109 was to register Advisor Class shares of the PNC Government Money Market Fund (the “Fund”).  The Trust is filing PEA No. 111 pursuant to Rule 485(b) to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement.

1.              The Trust acknowledges that in connection with the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”), the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.              The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.              The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the Commission or any person.

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Prospectus

1.              Comment:  In footnote 1 of the Section “Fund Fees and Expenses—Annual Fund Operating Expenses” in the Prospectus Summary, the Fund states that the Board has approved a reduced management fee upon the consummation of the Fund’s acquisition of the PNC Advantage Institutional Government Money Market Fund (the “Reorganization”).  Please include qualifying language in the footnote to indicate that there is no guarantee that the Reorganization will occur.

Response:  The Fund has revised the referenced disclosure to state, “[t]he closing date of the Reorganization is expected to occur on or about September 14, 2015, but management of the Fund may change the closing date without notice to shareholders.  There is no guarantee that the Reorganization will occur as anticipated or that the Fund’s management fee will be reduced accordingly.”

2.              Comment:  The Staff notes that in the Section “Principal Risks” in the Prospectus Summary, certain disclosure restates information that is included in the Section “More Information About Principal Risks” in the Prospectus.  In accordance with Item 4 of Form N-1A, please revise the Item 4 risk disclosure, as necessary, so that it summarizes the Fund’s principal risks.

Response:  The Fund respectfully submits that the Section “Principal Risks” in the Prospectus Summary, as written, concisely describes the principal risks of an investment in the Fund as required by Item 4 of Form N-1A.

3.              Comment:  In accordance with Item 1(b)(4) of Form N-1A, please reduce the font size of the Fund’s Investment Company Act file number shown on the back cover page of the Prospectus so that it is shown in a type size smaller than that generally used in the Prospectus.

Response:  The requested change has been made.

Statement of Additional Information

4.              Comment:  In the Section “Risk Considerations—Money Market Fund Risk,” there is a discussion of the Commission’s money market fund reform rules (the “Amended Rules”) that were adopted in July 2014.  Please explain supplementally when the Fund expects to provide additional information to investors regarding how the Fund will be managed after the effective date of the Amended Rules.

Response:  The Fund respectfully submits that on July 29, 2015, the Fund filed a supplement to its Prospectus discussing PNC Capital Advisors, LLC’s intention to operate the Fund so as to qualify as a “government money market fund” under the Amended Rules.  The Fund notes that it may in its discretion provide additional disclosure to investors on or before the effective dates of the Amended Rules.

5.              Comment:  Restriction 1(a) under the Section “Investment Limitations and Restrictions” states that, with respect to the Fund’s concentration policy, “there is no limitation with respect to obligations issued or guaranteed by the U.S. government, any state, territory or possession of the U.S., the District of Columbia or any of their authorities, agencies, instrumentalities or political subdivisions.”  Please note that the Commission takes the position that only tax exempt instruments issued by a state, territory or possession of the United States, the District of Columbia or any of their authorities, agencies, instrumentalities or political subdivisions are eligible to be excluded from a fund’s concentration policy.  See Investment Company Act Release No. 9785 (May 31, 1977).

Response:  Registrant respectfully submits that the referenced restriction is consistent with Release 9785.  Release 9785 states that the statement of policy required by Section 8(b)(1)(E) of the Investment Company Act of 1940 as to concentration of investment in an industry or group of industries is not applicable to investments in tax-exempt securities issued by governments and or political subdivisions of governments since such issuers are not members of any industry.  Release 9785 also states, however, that that exclusion does not eliminate the requirement for tax-exempt bonds funds to disclose their policy on concentration and that any intended exclusion of government issued tax-exempt bonds from such a policy by a fund should be made clear.  Registrant respectfully refers the Staff to the following statements which appear in the Fund’s Statement of Additional Information under the heading “Investment Limitations and Restrictions”:

No Fund may:

1.             Purchase any securities which would cause 25% or more of the value of its total assets at the time of purchase to be invested in the securities of one or more issuers conducting their principal business activities in the same industry, provided that:

(a)   there is no limitation with respect to obligations issued or guaranteed by the U.S. government, any state, territory or possession of the U.S., the District of Columbia or any of their authorities, agencies, instrumentalities or political subdivisions, and repurchase agreements secured by such instruments;

…

with respect to a private activity bond that is backed only by the assets and revenues of a nongovernmental user, a security is considered to be issued by such nongovernmental user.  (Emphasis added.)

The Fund also respectfully notes that the referenced policy is a fundamental investment policy that cannot be altered without a vote of the majority of the Fund’s outstanding shares.

6.              Comment:  In the Section “Additional Purchase and Redemption Information” of the Statement of Additional Information, the Funds list the minimum initial investments required for various funds and their respective share classes.  Please review the disclosure in this section and consider enhancing disclosure of the minimum initial investment for Advisor Class shares of PNC Government Money Market Fund.

Response:  The requested change has been made by adding the following sentence to the referenced disclosure: “[t]here is no minimum initial investment amount for Advisor Class Shares.”

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We believe that this submission fully responds to your comments.  Should you have any further questions or comments, please do not hesitate to contact me at (212) 841-5708.

Very truly yours,

Dylan W. Sherwood

cc:	Jennifer Spratley
Thomas R. Rus
Jeremy C. Smith, Esq.